Yummy Future Inc.

(a Delaware Corporation)

Audited Consolidated Financial Statements

As of December 31, 2025 and 2024

Audited by

Alice CPA

Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

Yummy Future Inc.

Table of Contents

Independent Auditor's Report

August 1, 2026
To the Prospective Investors and Shareholders of Yummy Future, Inc.
Champaign, Illinois

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Yummy Future, Inc. (the "Company"), which comprise the consolidated balance sheet as of the years ended December 31, 2025 and December 31, 2024, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Yummy Future, Inc. as the years ended December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated financial statements* section of our report. We are independent of Yummy Future, Inc. in accordance with the relevant ethical requirements relating to our audit and have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the consolidated financial statements are issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

As part of an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
August 1, 2026

YUMMY FUTURE, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2025 and 2024
(Audited)

	2025	2024
ASSETS		
Current Assets		
Cash and cash equivalents	$ 258,954	$ 869,228
Inventories	24,963	9,037
Prepaid expense and other current assets	1,062	-
Total Current Assets	**284,979**	**878,265**
Noncurrent Assets		
Property and equipment	727,724	361,754
Right of use assets	543,422	831,877
Security deposits	59,875	59,875
Total Other Assets	**1,331,021**	**1,253,506**
Total Assets	**$ 1,616,000**	**$ 2,131,771**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued expenses	$ 19,989	$ 17,381
Credit cards	22,787	29,070
Lease liability, current portion	185,437	262,067
Total Current Liabilities	**228,213**	**308,518**
Long-Term Liabilities		
Lease liability, net of current portion	385,444	573,817
Shareholder loans, long-term	13,440	13,440
Total Long-Term Liabilities	**398,884**	**587,257**
Total Liabilities	**627,097**	**895,775**
Stockholders' Equity		
Common Stock, $0.0001 par value; 10,000,000 shares authorized; 9,200,000 shares issued and outstanding as of December 31, 2025 and 2024	920	920
Additional Paid in Capital	81	81
SAFE Notes	4,719,889	3,700,448
SAFE issuance cost	(55,681)	(6,963)
Accumulated deficit	(3,676,306)	(2,458,490)
Total Stockholders' Equity	**988,903**	**1,235,996**
Total Liabilities and Stockholders' Equity	**$ 1,616,000**	**$ 2,131,771**

The accompanying footnotes are an integral part of these financial statements.

YUMMY FUTURE, INC.
CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2025 and 2024
(Audited)

	2025	2024
Revenues	$ 554,212	$ 414,341
Cost of goods sold	(225,924)	(153,048)
Gross profit	328,288	261,293
Operating Expenses		
Salaries and wages	275,166	207,113
General and administrative	282,302	173,972
Rent expense	346,233	207,803
Research and development	396,462	531,949
Professional and contracted services	100,969	53,866
Depreciation	154,308	72,159
Total Operating Expenses	**1,555,440**	**1,246,862**
Other Income/(Expense)		
Interest income	20,635	94,784
Other income	9,226	-
Other expense	(20,525)	-
Total Other Income, Net	**9,336**	**94,784**
Net Income (Loss)	**$ (1,217,816)**	**$ (890,785)**

The accompanying footnotes are an integral part of these financial statements.

YUMMY FUTURE, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2025 and 2024
(Audited)

	Common Stock		Additional Paid in Capital	SAFE Notes	SAFE Issuance Cost	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)					
Balance as of December 31, 2023	9,200,000	$ 920	$ 81	$3,700,448	$ (6,963)	$ (1,567,705)	$ 2,126,781
Net loss	-	-	-	-	-	(890,785)	(890,785)
Balance as of December 31, 2024	9,200,000	$ 920	$ 81	$3,700,448	$ (6,963)	$ (2,458,490)	$ 1,235,996
Additional SAFEs issuance	-	-	-	1,019,441	(48,718)	-	970,723
Net loss	-	-	-	-	-	(1,217,816)	(1,217,816)
Balance as of December 31, 2025	9,200,000	$ 920	$ 81	$4,719,889	$(55,681)	$ (3,676,306)	$ 988,903

The accompanying footnotes are an integral part of these financial statements.

YUMMY FUTURE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024
(Audited)

	2025	2024
Cash Flows from Operating Activities		
Net Income (Loss)	$ (1,217,816)	$ (890,785)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation	154,308	72,159
Right-of-use assets and lease liabilities	23,452	(13,416)
Changes in operating assets and liabilities:		
Inventories	(15,926)	(4,845)
Prepaid and other current assets	(1,062)	26
Security deposits	-	(53,456)
Accrued expenses	2,608	3,964
Credit card liability	(6,283)	20,979
Net cash used in operating activities	**(1,060,719)**	**(865,374)**
Cash Flows from Investing Activities		
Property and equipment	(520,278)	(308,085)
Net cash used in investing activities	**(520,278)**	**(308,085)**
Cash Flows from Financing Activities		
Issuance of SAFE Notes	1,019,441	-
SAFEs Issuance Cost	(48,718)	-
Net cash provided by financing activities	**970,723**	**-**
Net change in cash and cash equivalents	**(610,274)**	**(1,173,459)**
Cash and cash equivalents at beginning of year	869,228	2,042,687
Cash and cash equivalents at end of year	**$ 258,954**	**$ 869,228**
Supplemental information		
Interest paid	-	-
Income taxes paid	-	-

The accompanying footnotes are an integral part of these financial statements.

YUMMY FUTURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Yummy Future Inc. (which may be referred to as the “Company”, “we,” “us,” or “our”) was registered in Delaware on September 6, 2018. The Company is a robotics company specializing in developing robotic-arm solutions for the food and beverage industry. The Company operates three coffee shops - two located in Champaign, Illinois, and one located in Palo Alto, California. The Palo Alto location is operated through the Company’s wholly owned subsidiary, Insomnia Water LLC, and began operations and incurring expenses in late October 2025. Yummy Future Inc. and Insomnia Water LLC are hereinafter referred to collectively as the “Company.”

The Company's fiscal year ends on December 31.

The Company’s activities since inception have consisted primarily of robotic-arm development, building its customer base via drink and food sales, raising capital, hiring key personnel, and expanding café locations.

Subsidiary

Insomnia Water LLC is a wholly owned subsidiary of the Company and was organized in the State of California on May 8, 2024. The subsidiary operates a coffee shop and is primarily engaged in food and beverage retail operations. The Company is engaged in the development of robotic-arm solutions for the food and beverage industry.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Yummy Future Inc. and its wholly owned subsidiary, Insomnia Water LLC. All intercompany accounts and transactions have been eliminated in consolidation. The consolidated statements of operations for the year ended December 31, 2025 include the results of operations of Insomnia Water LLC from its date of incorporation. Insomnia Water LLC did not have any expenses or transactions for the year ended December 31, 2024.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

YUMMY FUTURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. The Company has not experienced any losses from funds held in excess of the insured limit.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents include cash on hand, demand deposits, and money market funds that meet the definition of cash equivalents under ASC 305, Cash and Cash Equivalents.

As of December 31, 2025 and 2024, the Company’s cash and cash equivalents amounted to $258,954 and $869,228, respectively. Included in these balances are money market funds totaling $51,875 and $864,751 as of December 31, 2025 and 2024, respectively. These funds are considered cash equivalents in accordance with ASC 305-10-20, as they are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Furthermore, they are available for immediate withdrawal as of the balance sheet dates.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the specific identification method, which is appropriate given the nature of the inventories held. The Company periodically evaluates inventories for obsolescence and excess quantities and records adjustments, if necessary, to reflect inventories at their net realizable value. Inventories include food and drink ingredients held for sale.

Inventories totaled $24,963 and $9,037 as of December 31, 2025 and 2024, respectively. The Company recorded no inventory obsolescence for the years ended December 31, 2025 and 2024.

Prepaid Expenses and Other Current Assets

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. The Company has prepaid expenses and other current assets amounting to $1,062 and $0 as of December 31, 2025, and 2024, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly enhance the productive capacity or extend the useful life of an asset are capitalized, while routine maintenance and repairs are expensed as incurred. Upon retirement or disposal, the asset’s cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in earnings.

YUMMY FUTURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

Depreciation is calculated using the double-declining balance method over the estimated useful lives of the assets. The Company's furniture and equipment are depreciated over 7 years, while leasehold improvements are depreciated over 5 years, which is limited to the café lease term.

Accrued Expenses

Accrued expenses consist of obligations for goods and services received but not yet invoiced or paid as of the balance sheet date. These include accrued compensation, professional fees, sales tax and other necessary accruals. Accruals are recorded based on estimates when specific invoices are not yet available. The Company has accrued expenses amounting to $19,989 and $17,381 as of December 31, 2025, and 2024, respectively.

Lease Accounting Policy

The Company accounts for leases in accordance with Accounting Standards Codification (ASC) 842, "Leases." For operating leases, the Company recognizes a right-of-use (ROU) asset and a lease liability at the lease commencement date. The ROU asset represents the Company's right to use the underlying asset during the lease term, while the lease liability represents the present value of lease payments that are not yet paid. Lease payments are discounted using the rate implicit in the lease, or if not readily determinable, the Company's incremental borrowing rate.

ROU assets are initially measured based on the lease liability, adjusted for any lease payments made at or before the commencement date, lease incentives received, and initial direct costs incurred. The ROU asset is subsequently amortized over the lease term on a straight-line basis. Lease liabilities are increased to reflect interest on the liability and reduced to reflect lease payments made during the period.

Operating lease expense is recognized on a straight-line basis over the lease term within the Company's operating expenses. The Company evaluates its lease agreements to determine whether a contract conveys the right to control the use of an identified asset and whether it qualifies as an operating or finance lease. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized as incurred.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of contracts with our customers are satisfied. The Company generates revenue primarily through the sale of food and beverages. Revenue is recognized at the point in time when control of the products transfers to the customer, typically upon delivery or at the point of sale. For the years ended December 31, 2025 and 2024, the Company generated revenue of $554,212 and $414,341, respectively.

Other Income

The Company earns credit card rewards through its operating expenditures and cash management activities. Such rewards do not arise from contracts with customers and, accordingly, are classified as other income in the accompanying statements of operations. During the years ended December 31, 2025 and 2024, the Company recognized credit card rewards of $9,226 and $0, respectively.

Research and Development

The Company currently expenses all research and development costs related to hardware as is consistent with industry peers. The company continues to evaluate its research and development activities against the guidance in ASC 730-10, Research and Development and may consider capitalization of development expenditure in the future should conditions for capitalization be met. Research and development expenses totaled $396,462 and $531,949 for the years ended December 31, 2025 and 2024, respectively.

Advertising

The Company expenses advertising and marketing costs as incurred.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*. Income tax expense consists of current and deferred taxes, which are recognized based on the tax effects of transactions reported in the financial statements. Current taxes represent amounts payable for the period based on applicable tax laws, while deferred taxes arise from temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods when the temporary differences are expected to reverse. A valuation allowance is established if, in management's judgment, it is more likely than not that some or all of the deferred tax assets will not be realized.

As of December 31, 2025, and 2024, the Company has not recorded an income tax provision, as it has incurred net operating losses or does not have taxable income for the periods presented. The Company has generated net operating loss carryforwards that may be available to offset future taxable income. Deferred tax assets arising from these carryforwards have been fully offset by a valuation allowance because management believes it is more likely than not that such assets will not be realized.

Accounting for Uncertainty in Income Taxes

The Company evaluates its uncertain tax positions and will recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. At December 31, 2025 and 2024, respectively, management did not identify any uncertain tax positions.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

YUMMY FUTURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of cash and cash equivalents, accrued expenses, credit card liabilities, and shareholder loans approximate fair value because of the short-term nature or market-based terms of these instruments. The Company had no assets or liabilities measured at fair value on a recurring or nonrecurring basis.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

Inventories consists of the following as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Raw materials	13,818	5,164
Packaging materials	6,492	664
Finished goods	3,120	1,968
Others	1,533	1,241
Inventories	$ **24,963**	$ **9,037**

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31, 2025	December 31, 2024
Furniture, fixtures and equipment	$ 398,601	$ 321,006
Leasehold improvements	624,782	182,100
Total	1,023,383	503,106
Less: Accumulated depreciation	(295,659)	(141,352)
Property and equipment, net	$ **727,724**	$ **361,754**

Depreciation expenses for the years ended December 31, 2025 and 2024 were $154,308 and $72,159, respectively.

NOTE 5 – SHAREHOLDER LOANS/RELATED PARTY

YUMMY FUTURE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(AUDITED)

The founders of the company extended loans to the Company with no specified maturity date or interest rate. Total shareholder loans outstanding were $13,440 as of both December 31, 2025 and 2024 and classified under long-term liabilities.

NOTE 6 – LEASES

As of December 31, 2025, and 2024, the Company has multiple lease agreements, all of which are classified as operating leases in accordance with ASC 842, Leases. These leases primarily relate to office spaces and other facilities necessary for business operations. The Company does not engage in significant subleasing activities.

Leases with an initial term of 12 months or less are not recorded in the balance sheets. The Company recognize lease expense for these leases on a straight-line basis over the lease term.

As of December 31, 2025, and 2024, the right-of-use (ROU) assets were $543,422 and $831,877, respectively. Short-term lease liabilities as of December 31, 2025, and 2024, were $185,437 and $262,067, respectively. Long-term lease liabilities as of December 31, 2025, and 2024, were $385,444 and $573,817, respectively.

Future payment obligations and present value of lease liabilities with respect to the Company's operating leases, which were existing at December 31, 2025 and 2024, by year and in the aggregate, are as follows:

	December 31, 2025	December 31, 2024
2024	$ -	$ -
2025	-	303,861
2026	213,981	210,873
2027	155,941	162,441
2028	160,623	266,244
2029	105,621	-
Total future lease payments	636,166	943,419
Less: Interest	(65,285)	(107,535)
Present value of lease liabilities	**$ 570,881**	**$ 835,884**

NOTE 7 – STOCKHOLDERS' EQUITY

Common Stock

In 2023, the Company amended its certificate of incorporation to authorize and issue 9,200,000 shares of Class A common stock and 800,000 shares of Class B common stock. The Company reserved 800,000 shares of Class B common stock for stock options in 2023 and, therefore, had 9,200,000 issued and outstanding shares of Class A common stock as of December 31, 2025 and 2024.

Simple Agreements for Future Equity (SAFEs)

As of December 31, 2024, the Company had outstanding SAFEs totaling $3,700,448. Related SAFE issuance costs of $6,963 are presented as a reduction of the related SAFE proceeds within equity. These SAFEs were issued in 2022 and prior years and are subject to post-money valuation caps of $15,000,000, $25,000,000, and $38,000,000, respectively. In 2025, the Company issued $1,019,441

SAFEs and incurred related SAFE issuance costs of $48,718, which are presented as a reduction of the related SAFE proceeds within equity. The proceeds subject to post-money valuation cap of $60,000,000 and $60,030,000 and $66,700,000.

The SAFEs are legally binding agreements providing investors with the right to receive shares of the Company's Capital Stock upon the occurrence of specific future events. Upon a qualified equity financing, each SAFE automatically converts into either (i) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share in the financing, or (ii) the number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price (defined as the post-money valuation cap divided by the Company's capitalization immediately prior to the financing), whichever results in a greater number of shares.

In the event of a liquidity event prior to conversion, each SAFE entitles the holder to receive the greater of (i) the original purchase amount (Cash-Out Amount), or (ii) the value of the shares of Common Stock as if the SAFE had converted at the Liquidity Price. In the case of a dissolution event, holders are entitled to receive their original investment amount, subject to liquidation priority.

The SAFEs are non-interest-bearing, have no maturity date, and will automatically terminate upon conversion to Capital Stock or payment under a liquidity or dissolution event. The SAFEs are classified as equity in accordance with ASC 505-10, as they do not contain obligations to transfer assets and are settled in the Company's own equity securities.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2025 and 2024.

NOTE 9 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the years ended December 31, 2025 and 2024, the Company incurred net losses of $1,217,816 and $890,785, respectively, and had an accumulated deficit of $3,676,306 and $2,458,490 as of December 31, 2025 and 2024, respectively. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are available to be issued.

Management has developed plans intended to improve liquidity and achieve profitable operations. These plans include transitioning from a company-operated retail model to a franchising model and the sale and leasing of robotic coffee equipment, reducing future capital expenditures by discontinuing the expansion of company-operated locations, continuing to reduce research and development expenditures as commercialization progresses, improving labor efficiency through automation, consolidating leased facilities to reduce occupancy costs, and leveraging continued revenue growth to support future operations.

In addition to the operating plans described above, management intends to pursue additional equity financing, including a crowdfunding offering of up to $2,000,000 in Series interests and up to $618,000 in SAFEs pursuant to a Form C filing. As of the date these financial statements are available to be issued, the Company has not received commitments for, or raised, any amounts under this offering, and there can be no assurance that such financing will be obtained.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 10 – SEGMENT REPORTING (SEE SEGMENT BREAKOUT IN APPENDIX A TO FOLLOW)

Management internally tracks and evaluates financial performance by distinct functional segments. Accordingly, the Company has presented supplemental segment information to reflect the nature of its operations as of December 31, 2025 and 2024.

The segments presented include:

- Coffee Shop – includes the results of operating coffee shop locations as well as expenses related to locations under construction.
- Robotics Research – includes general corporate functions such as administrative salaries, office expenses, centralized support services, and costs associated with product development and innovation activities.

Revenues and expenses are allocated to the respective segments based on the nature of the activity. Where specific attribution is not possible, shared costs are allocated on a pro-rata basis using relevant operational drivers.

The segment results are prepared using the same accounting policies applied in the preparation of the financial statements.

NOTE 11 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through August 1, 2026, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

APPENDIX A

YUMMY FUTURE, INC. and SUBSIDIARY
SUPPLEMENTAL SCHEDULE OF INCOME STATEMENTS BY SEGMENT
For the Year Ended December 31, 2025
(Audited)

	Coffee Shop	Robotics Research Team	Total
Revenues	$ 554,212	$ -	$ 554,212
Cost of goods sold	(225,924)	-	(225,924)
Gross profit	328,288	-	328,288
Operating Expenses			
Salaries and wages	245,427	29,739	275,166
General and administrative	120,820	161,482	282,302
Rent expense	249,631	96,602	346,233
Research and development	-	396,462	396,462
Professional and contracted services	60,352	40,617	100,969
Depreciation	106,835	47,473	154,308
Total Operating Expenses	783,065	772,375	1,555,440
Other Income			
Interest income	-	20,635	20,635
Other income	-	9,226	9,226
Other expense	-	(20,525)	(20,525)
Total Other income	-	9,336	9,336
Net Income (Loss)	**$(454,777)**	**$ (763,039)**	**$ (1,217,816)**

The accompanying footnotes are an integral part of these financial statements.

YUMMY FUTURE, INC.
SUPPLEMENTAL SCHEDULE OF INCOME STATEMENTS BY SEGMENT
For the Year Ended December 31, 2024
(Audited)

	Coffee Shop	Robotics Research Team	Total
Revenues	$ 413,410	$ 931	$ 414,341
Cost of goods sold	(153,048)	-	(153,048)
Gross profit	260,362	931	261,293
Operating Expenses			
Salaries and wages	149,548	57,565	207,113
General and administrative	93,630	80,342	173,972
Rent expense	121,685	86,118	207,803
Research and development	-	531,949	531,949
Professional and contracted services	10,794	43,072	53,866
Depreciation	31,698	40,461	72,159
Total Operating Expenses	407,355	839,507	1,246,862
Other Income			
Interest income	-	94,784	94,784
Other income	-	-	-
Other expense	-	-	-
Total Other income	-	94,784	94,784
Net Income (Loss)	$ (146,993)	$ (743,792)	$ (890,785)

The accompanying footnotes are an integral part of these financial statements.